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SEC FILE NUMBER
8-69453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/21 (MM/DD/YY) AND ENDING 3/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: W Campion Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2020 Progress Court, Suite 130D
(No. and Street)

Raleigh	NC	27608
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gavin Shaw	919-490-3230	gshaw@campioncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gavin Shaw, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W Campion Capital, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Celeste Rowell
NOTARY PUBLIC
Wake County
North Carolina
My Commission Expires 5/2/26

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

W CAMPION CAPITAL LLC

**STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

MARCH 31, 2022

W CAMPION CAPITAL LLC

CONTENTS

Page

Form X-17A-5 Part III: Facing Page

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statement

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W Campion Capital LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as W Campion Capital LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
July 13, 2022

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423


W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS


ASSETS

Current Assets

Cash	$	99,635
Fees receivable		1,106,083
Total Current Assets		1,205,718
Leasehold improvements (net of $610 accumulated amortization)		48,769
Right of use asset		221,426
Deferred tax asset		114,970
Other assets		8,763
TOTAL ASSETS	$	1,599,646


LIABILITIES AND MEMBER'S EQUITY


LIABILITIES

Accounts payable and accrued expenses	$	16,176
Lease liability		235,709
TOTAL LIABILITIES		251,885
MEMBER'S EQUITY		1,347,761
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,599,646


The accompanying notes are an integral part of this financial statement.

-1-


W CAMPION CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 1 - <u>Organization</u>

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Sole Member") based in London, United Kingdom. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of three offices, a main office in Raleigh, North Carolina, a registered branch in Miami, Florida and a non-registered branch in London, United Kingdom.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Revenue Recognition</u>

The Company records fees as a percentage of the fund management fees paid by the fund manager on a quarterly basis. At March 31, 2022, there were no advances to the Company. Fees receivable at March 31, 2022 were $1,106,083. In the opinion of management, at March 31, 2022, all fees receivable were considered collectible and no allowance was necessary.

<u>Income Taxes</u>

As of March 31, 2022, the Company had federal and state net operating loss carryforwards of $2,321,283 and $2,288,000, respectively. If not utilized, these carryforward losses will expire in various amounts for federal and state purposes beginning in 2024. Federal net operating losses generated after December 31, 2017 do not expire, and can be carried forward indefinitely.

As of March 31, 2022, the total amount of gross unrecognized tax benefits for Federal and State were $1,830,362 and $1,829,862, respectively. These unrecognized tax benefits relate to net operating losses that more than likely would not be sustained upon examination.

The Company currently files U.S. and North Carolina state income tax returns with statutes of limitations expiring in 2024.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The provision for income taxes consisted of the following for the year ended March 31, 2022:

Current		
Federal	$	-
State		5,005
Total		5,005
Deferred		
Federal		(104,940)
State		(10,030)
Valuation Allowance		-
Total		(114,970)
Benefit from Income Tax	$	(109,965)

Deferred income taxes consisted of the following at March 31, 2022:

Net operating losses	$	112,142
Accrued expenses and Other		3,067
Intangible assets		7,491
Fixed assets		(7,730)
Deferred Tax Assets Before Valuation Allowance		114,970
Valuation Allowance		-
Net Deferred Tax Asset	$	114,970

On March 27, 2020, the Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was enacted which includes a number of significant tax provisions applicable to business. One of these tax provisions includes several changes to the net operating loss ("NOL") rules. The CARES Act grants taxpayers a five-year carryback period for NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021 (calendar years 2018, 2019, and 2020). Since the enactment of the Tax Cuts and Jobs Act of 2017 ("TCJA"), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to 80% of taxable income. The CARES Act temporarily removed the 80% limitation, reinstating it for tax years beginning after 2020. The Company is not expected to carryback its NOLs because it has historically been in a loss position.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Leasehold Improvements</u>

Leasehold improvements are recorded at cost and amortized over the estimated useful lives.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - <u>Concentrations</u>

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the year ended March 31, 2022, there were three customers, including a related party, that represented 85% of total revenues and 90% of fees receivable at March 31, 2022.

Note 4 - <u>Related Party</u>

During the year ended March 31, 2022, the Company entered into an agreement to provide consulting services to its sole member. Total revenue from this agreement was $12,000 for the year ended March 31, 2022.

The firm is a member of Campion Group, the management of which is overseen by its five shareholders, three of whom are employees of the sole member and two of whom are employees of the Company. During the year ended March 31, 2022, the Company earned $1,751,000 of revenue from this group through the transfer pricing agreement (see note 7 – Revenue form Contracts with Customers). $851,000 of this revenue is due from Campion Capital and is included in Fees receivable on the accompanying Statement of Financial Condition at March 31, 2022.

Note 5 -   <u>Leases</u>

In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use (ROU) asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required.   The Company adopted the standard effective April 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use assets and liabilities for leases with a term of 12 months or less.

In February 2021, the Company signed a lease for property in Raleigh, NC. The lease commenced on January 1, 2022. The term of the lease is 126 months. The monthly lease payments are $2,125 and will increase by 2.5% every year. The discount rate implicit in this lease is 4%. Lease expense recorded as a result of this lease for the year ended March 31, 2022 was $6,911.

Prior to the commencement of this lease, the Company was a tenant-at-will in its previous office space in Raleigh.

In October 2021, the Company renewed a lease for its Miami office space for twelve months ending September 30, 2022. Lese expense recorded as a result of this lease for the year ended March 31, 2022 was $23,941.

Note 6 -   <u>Commitments and Contingencies</u>

In February 2021, the Company signed a lease for property in Raleigh, NC which commenced on January 1, 2022. The term of the lease is 126 months. The monthly lease payments are $2,125 and will increase by 2.5% every year.

Future Minimum Lease Payments are as follows:

For the year ended March 31,

2023	$ 25,972
2024	26,624
2025	27,288
2026	27,969
2027	28,668
Thereafter	146,305
Total Payments	282,826
Imputed Interest	(47,117)
Lease Liability	$235,709

The Company has no other commitments, no contingent liabilities and had not been named as defendant in any lawsuit at March 31, 2022.

Note 7 - <u>Revenue from Contracts with Customers</u>

Revenues from contracts with customers includes fund management fees. The performance obligation for fund management fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fund management fees are received quarterly and recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Revenues from contracts with customers also includes transfer pricing revenue from the matching of managers with institutional investors ("investors") for the management of the investor's funds. These revenues are earned by Campion Group throughout the year. The Company's portion of these revenues is determined at year end based on the profit split method which divides profits based on the relative value of the functions performed by each of the related parties involved in the transactions. This methodology was applied for the purpose of establishing transfer prices that are reasonable and in accordance with the arm's length standard.

Note 8 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2022, the Company had net capital of $69,176, which exceeded its requirement of $5,000 by $64,176.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2022, this ratio was 0.44 to 1.

Note 9 - <u>Subsequent Events</u>

Subsequent events have been evaluated through the date the financial statements were available to be issued and no events have been identified which require disclosure.